FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Endurance International Group Holdings, Inc.

10 Corporate Drive

Burlington, MA 01803

Attn: Lara F. Mataac, Assistant General Counsel

781-852-3323

January 18, 2017

Via Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins
Rebekah Lindsey

Re:

Endurance International Group Holdings, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 29, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 4, 2016

File No. 001-36131

Ladies and Gentlemen:

This letter is in response to the comments contained in the letter dated December 23, 2016 from Kathleen Collins, Accounting Branch Chief, on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Marc Montagner, Chief Financial Officer of Endurance International Group Holdings, Inc. (“we” or the “Company”), relating to the Form 10-K and Form 10-Q referenced above. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.

We begin our response with an overview of our response to the Staff’s comments, including our plans with respect to the presentation of segment information in our Form 10-K for the year ended December 31, 2016. Following the overview, we provide detailed responses to the Staff’s specific comments.

Securities and Exchange Commission

January 18, 2017

Response Overview:

The Company evaluated the criteria in ASC 280-10-50-11 contemporaneously with its acquisition of Constant Contact, which closed on February 9, 2016. As noted in its December 7, 2016 response letter, based on this evaluation, the Company believed that it met the qualitative aggregation criteria in ASC 280-10-50-11, and that the economic characteristics of the Constant Contact and Legacy businesses were similar.

In particular, at the time of this evaluation, the Company expected that both the gross margin and Adjusted EBITDA margin of Constant Contact and its Legacy business would be similar. However, beginning with the second quarter of 2016, the actual performance of the Legacy business did not meet expectations because certain new gateway products did not perform as well as anticipated, and other Legacy revenues were impacted by competitive pressures. These factors resulted in a lower Legacy gross margin and Adjusted EBITDA margin than originally anticipated, which continued into the third and fourth quarter.

In January 2017, the Company completed its initial operating plan for 2017, and that plan includes programs to improve the profitability of the Legacy segment; however, at this point, the improvement programs that have been identified are not likely to bring the Legacy gross margin and Adjusted EBITDA margins in-line with those earned by Constant Contact. In addition, Constant Contact has achieved higher than planned cost reductions during 2016, leading to improved profit margins that are expected to continue into 2017.

Based on the 2016 operating results and the 2017 operating plan, which indicates that the gap in gross margin and adjusted EBITDA margin between Constant Contact and Legacy will remain through at least 2017, the Company no longer believes that the economic characteristics of the Legacy and Constant Contact segments can be considered similar. As a result of this new information, the Company will report segment financial data regarding both segments beginning with the Company’s Form 10-K for the year ended December 31, 2016.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 2. Summary of Significant Accounting Policies

Basis of Preparation, page 6

1.	We note your response to prior comment 1. With regards to the qualitative factors outlined in ASC 280-10-50-11, please address the following:

•	Your response with regards to similar products and services appears to focus on customer type and product distribution; however, it remains unclear why you believe the products themselves are similar. In this regard, Constant Contact’s products are focused on email marketing services while the Legacy segment provides web hosting related products. Please explain.

Response:

The Company acknowledges that Constant Contact services are focused on email-marketing, while the Legacy segment provides numerous services that enable a small and medium sized business (“SMB”) to establish and grow its web presence, including web hosting. Although email marketing and web hosting are different services, they are related and complementary parts of the typical progression of an SMB’s web presence. Customers using Legacy services generally begin to establish their web presence with the purchase of a domain name, website design tools or design services, and web hosting services. As a customer’s web presence expands, the Legacy segment can provide various promotional and ecommerce tools, such as search engine optimization, social network tools, and ecommerce payment tools.

Securities and Exchange Commission

January 18, 2017

•	Describe the workforce for each segment. Tell us whether the individual products require specific or differing levels of expertise to ensure, for example, effective sales, product implementation or product support, or explain why not. If employees are shared between the segments, please explain how and to what extent.

Response:

While customer support, sales and marketing, professional services and engineering and development all require a certain level of brand(s) or technical platform knowledge, the leadership of these functions are generally combined under a single functional executive leader, such as the Chief Marketing Officer who is responsible for sales and marketing efforts for the entire Company.

The Company manages in excess of 100 brands that are delivered over multiple technology platforms. Customer support and data center functions are consolidated when possible. The largest function in terms of headcount for both segments is customer support. Future consolidation of customer support is planned within the Legacy segment. To date, Legacy and Constant Contact segments do not share customer support or data center personnel.

Sales and marketing programs are targeted at each specific brand. Each major brand has a dedicated sales and marketing team. The sales and marketing personnel for both the Legacy and Constant Contact segments are dedicated to their separate brand(s), however, the leadership of the function is consolidated under an executive that reports to the Company CEO. Over time, the Company expects that the more successful marketing practices of both segments can be shared through consolidated leadership of the function.

Each segment has a dedicated professional services function that assists customers in building a website or designing an email campaign. These functions are generally dedicated to each segment, however, the Company has begun cross selling Legacy professional services, such as search engine optimization, to Constant Contact customers.

Engineering and development efforts are generally focused on a specific technology platform that provides services for multiple brand names. The engineering and development personnel for both the Legacy and Constant Contact segments are dedicated to their separate technology platforms, however, the leadership of the function is consolidated under an executive that reports to the Company CEO.

General and administrative functions include both shared and segment dedicated personnel. General and administrative functions include certain executive leadership and the finance, human resources and legal functions. A majority of the general and administrative costs incurred are consolidated functions that support the entire Company.

Securities and Exchange Commission

January 18, 2017

•	You state that subscribers for both operating segments are small and medium-sized businesses. We note in their December 31, 2014 Form 10-K, Constant Contact refers to a customer base that includes various types of small organizations, including retailers, restaurants, law and accounting firms, consultants, non-profits, religious organizations and alumni associations. Please describe further the specific type of SMBs that each segment targets and how you determined that the customer bases are similar. If there is a significant weighting of customers in one type of business or organization (i.e. non-profits, religious organizations, etc.) please indicate as such.

Response:

Both segments target their services primarily to the SMB market. Constant Contact has developed an automated process to identify the end market of a majority of its customers, while the Legacy segment has utilized occasional surveys of customers that are served by its larger web presence brands in order to identify the type of business and end market served. An estimate of the end markets served by these two segments is as follows:

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc.

Request #1

	Legacy	Constant Contact
Professional	[*]	[*]
Retail	[*]	[*]
Non-profit	[*]	[*]
Recreation, Arts	[*]	[*]
Media, Publishing	[*]	[*]
Personal use	[*]	[*]
Other	[*]	[*]

Endurance International Group Holdings, Inc. respectfully requests that the bracketed information contained in the response to the third bullet point of Question 1 be treated as confidential information and that the Commission provide timely notice to Endurance International Group Holdings, Inc., Lara F. Mataac, Assistant General Counsel, 10 Corporate Drive, Burlington, MA 01803, telephone 781-852-3323 before it permits any disclosure of the bracketed information contained in Request 1.

The data above is an estimate, and is based on a Legacy segment survey covering larger Legacy web presence brands that was completed in 2015. A new Legacy survey is in process. Further, approximately 30% of Constant Contact customers cannot be matched to an end market, and are not reflected in the chart above.

Securities and Exchange Commission

January 18, 2017

The Company targets SMBs for both segments, and in certain cases, targets specific end markets. The Company’s services are designed to get an SMB on-line, and to expand and grow the SMB’s web presence.

•	You state that customers purchase products from both segments. Describe the extent of the overlap among your operating segments and provide the proportion of revenue in each operating segment that is attributable to overlapping customers.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc.

Request #2

Response:

Prior to the acquisition of Constant Contact, the Company offered an email marketing tool known as EmailBrain. This tool was not as effective as Constant Contact. The Company expanded its commercial relationship with Constant Contact in 2015, and referred over [*] customers of the Legacy business to Constant Contact as part of that relationship. During 2016, the Company estimates that these customers generated approximately $[*] million of revenue for Constant Contact.

[******************************************************************************************************* **************************************].

The Company has also evaluated revenue synergies by testing the sale of certain Legacy products to Constant Contact customers. [*********************************************************************** ********************************]. To date, revenues related to this cross selling were only $[*] million, as the Company conducted only an isolated test.

Endurance International Group Holdings, Inc. respectfully requests that the bracketed information contained in the response to the fourth bullet point of Question 1 be treated as confidential information and that the Commission provide timely notice to Endurance International Group Holdings, Inc., Lara F. Mataac, Assistant General Counsel, 10 Corporate Drive, Burlington, MA 01803, telephone 781-852-3323 before it permits any disclosure of the bracketed information contained in Request 2.

Securities and Exchange Commission

January 18, 2017

2.	We note your discussion of the economic similarities as it relates to the segment gross margins. Please address further the following:

•	Tell us whether there are any other factors that impact your gross margin. If so, please explain how and to what extent such factors affect each of the operating segments similarly and are expected to continue to be similar.

Response:

A majority of the direct costs to operate both segments are similar in type of expense and as a percentage of net revenue.    Both segments incur costs to support customers, manage data center locations and assets, pay fees to credit card processors and other merchant payment service providers and utilize third party tools and applications to deliver services. For both segments, these costs are a significant portion of the cost of revenue and this similarity is expected to continue.    Differences arise in amortization of intangible assets, which are generally higher in the early years following the application of purchase accounting. Legacy gross margins are decreased by the cost to register domain names sold to subscribers, which is a cost not incurred by Constant Contact.

•	Explain the significant difference in the historical gross margins of each segment, excluding the impact of purchase accounting adjustments.

Response:

Historical gross margins for Constant Contact and Legacy are detailed below, on an as reported basis and a purchase accounting adjusted basis. Purchase accounting adjustments include reductions to opening deferred revenues which temporarily decrease net revenues, amortization expense of intangible assets and the reduction of domain registration expenses when deferred registration costs are written down to fair value.

Securities and Exchange Commission

January 18, 2017

	Year Ended December 31, 2014	Year Ended December 31, 2015	Year to Date September 30, 2016
Constant Contact Gross Profit % - as reported	73%	73%	50%
Legacy Gross Profit % - as reported	39%	43%	45%
Constant Contact Gross Profit % - adjusted for purchase accounting	73%	73%	72%
Legacy Gross Profit % - adjusted for purchase accounting	54%	55%	55%

Constant Contact gross profit percentage on an as reported basis dropped in the 2016 period as compared to prior periods due to the impact of purchase accounting. Legacy gross profit percentage on an as reported basis has increased each period from 2014 through 2016 due to the decreasing impact of purchase accounting.

The contributing factors to the higher gross margins for Constant Contact, adjusted for purchase accounting, are the domain registration costs incurred by the Legacy segment, and to a lesser extent, the lower economies of scale from the more geographically dispersed Legacy operations, which the Company expects to continue to consolidate.

At the time of the Constant Contact acquisition, the Company expected gross margin percentages (on an as reported basis) for the two segments to be approximately one percentage point different for 2016. However, better than expected performance by Constant Contact, and worse than expected performance by the Legacy segment has led to a more meaningful variance in profitability.

Securities and Exchange Commission

January 18, 2017

•	Please clarify whether costs are consistently classified by each segment.

Response:

Amounts reported as gross profit for Legacy and Constant Contact have been reported on a consistent basis, except for a portion of intangible asset amortization which Constant Contact historically reported as sales and marketing expense and would have reduced 2014 and 2015 gross profit percentage by less than 1%.

•	Explain the drivers behind the increasing trend in the Legacy segment’s gross margin.

Response:

As noted above, Legacy gross profit percentage has increased each period from 2014 through 2016 due to the decreasing impact of purchase accounting, specifically, amortization of intangible assets has decreased from 16% of Legacy net revenue for 2014 as compared to 10% for the nine months ended September 30, 2016.

•	If the segments are economically similar, please tell us the benefit of organizing your business into two separate operating segments. Also, tell us whether you plan to integrate the operating segments into one and if so, when.

Response:

The acquisition of Constant Contact is the largest in the history of the Company, in both cost of the acquisition and size of the acquired company. The Company incurred $1.1 billion of incremental indebtedness to make this acquisition, which significantly increased the debt service of the Company. Success of the future profitability and cash flows of Constant Contact are critical to the success of the Company. Constant Contact financial performance was expected to be closely monitored to gauge the success of integration plan, and the CEO would monitor this performance for the foreseeable future.

In accordance with the guidance from ASC 280, an operating segment is a component of the business that meets the definition of a business, has discrete information available and

Securities and Exchange Commission

January 18, 2017

that information is reviewed by both segment management and the chief operating decision maker (“CODM”). In addition, compensation arrangements that provide incentives for the performance of a component of the business can suggest that a component is a segment.

The Company CEO is the CODM, and the Company expects the CEO to regularly review the financial results of Constant Contact in order to monitor the success of such a large acquisition. Further, while incentive compensation programs are generally based on company-wide performance, the Company did award stock-based compensation to certain executives that are earned based on financial performance of Constant Contact. Based on these facts, the Company determined that Constant Contact was a separate operating segment from the Legacy segment.

3.	Discuss your long-term projection plans, how and when you intend to achieve them, and where you are in that process. In your response, please address how the Legacy’s segment’s ability to successfully consolidate operations and integrate acquired entities may impact your long-term projections.

Response:

The Legacy segment is currently integrating two acquired businesses, specifically Verio and World Wide Web Hosting. Integration of these acquisitions is nearly complete, and the Company will have achieved most of the targeted cost reductions by the end of 2016. The Company expects a less than 1% improvement in 2017 Legacy gross profit percentage from the integration of Verio and World Wide Web Hosting.

In addition, the Company is currently reviewing plans to further consolidate certain Legacy customer support operations, and expects to implement this plan during 2017. However, the financial impact on 2017 and future periods is not yet available.

Financial projections for each segment are discussed in the Company’s response to Question 4.

4.	Provide us with projected information for the following. As applicable, include an explanation for any differences in trends or margins:

•	Revenue

•	Operating Margin

•	Measure of segment profitability, if different from gross margin

•	Other financial measures used by the CODM to allocate resources and assess performance, and

•	Financial measures for which segment managers are held accountable

Securities and Exchange Commission

January 18, 2017

Response:

The CODM of the Company is the CEO, who regularly monitors revenue, gross margin and Adjusted EBITDA. Segment managers review the same key metrics. The projected results for those metrics for 2016 and initial projections for 2017 are as follows:

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc.

Request #3

	Constant Contact						Legacy
	2016			2017			2016			2017
Revenue in millions	$	[*	]	$	[*	]	$	[*	]	$	[*	]
Revenue growth %					[*	]					[*	]
Gross profit %		[*	]		[*	]		[*	]		[*	]
Adjusted EBITDA %		[*	]		[*	]		[*	]		[*	]

Revenue figures for Constant Contact for 2016 have been adjusted to remove the impact of purchase accounting and reflect pro forma full year revenues for comparative purposes. Constant Contact revenues for 2017 are not expected to be materially impacted by purchase accounting.

Revenue figures for Legacy for 2016 have been adjusted to remove the impact of purchase accounting for comparative purposes. Legacy revenues for 2017 are not expected to be materially impacted by purchase accounting.

Adjusted EBITDA for the Legacy segment has been adjusted to remove the estimated corporate overhead costs that are incurred to benefit the entire Company.

[******************************************************************************************************* ***************************************]

Endurance International Group Holdings, Inc. respectfully requests that the bracketed information contained in the response to Question 4 be treated as confidential information and that the Commission provide timely notice to Endurance International Group Holdings, Inc., Lara F. Mataac, Assistant General Counsel, 10 Corporate Drive, Burlington, MA 01803, telephone 781-852-3323 before it permits any disclosure of the bracketed information contained in Request 3.

Securities and Exchange Commission

January 18, 2017

At the time of the Constant Contact acquisition, the Company expected gross margin percentages and Adjusted EBITDA for the two segments to be approximately one percentage point different for 2016. However, better than expected performance by Constant Contact, and worse than expected performance by the Legacy segment has led to a more meaningful variance in profitability.

Conclusion

As noted in the Response Overview, we previously believed that the Company met the qualitative aggregation criteria in ASC 280-10-50-11, and that the economic characteristics of the Constant Contact and Legacy businesses were similar. After further review of this matter, including particularly, the subsequent development of these two operating segments as described in detail above, we have decided that it is appropriate to begin reporting segment financial data regarding both segments beginning with our Form 10-K for the year ended December 31, 2016.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-852-3464 or electronically at marc@endurance.com. Thank you for your assistance.

Very truly yours,

/s/ Marc Montagner
Marc Montagner
Chief Financial Officer

cc:	David Bryson, Endurance International Group Holdings, Inc.

Lara Mataac, Endurance International Group Holdings, Inc.